

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Via E-Mail
David Lam
Lion Lam Diamond Inc.
14520 Memorial Drive
Houston, TX 77079

> **Re: Lion Lam Diamond Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-172112**

Dear Mr. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

(7) David Lam's position as a sole director and officer…, page 9

1. As previously requested in comment three in our letter dated April 28, 2011, please also revise the title of this risk factor, as it is unclear. If you intended to state that Mr. Lam's positions with the company and his ability to fix his salary may create conflicts of interest that adversely affect the interests of other stockholders, please revise your disclosure to make that clear.

Item 9. Description of Securities to be Registered, page 17

2. The sentence under the heading "Share Purchase Warrants" appears to be incomplete. Please revise to complete this sentence.

Item 11. Information with Respect to the Registrant, page 19

Products and Services, page 19

3. We note your statement in the last paragraph on page 20 that you "plan to fund our operations through short-term loans from our director and officer, David Lam…." As previously requested in comment one in our letter dated April 28, 2011, please revise this disclosure to clarify, if true, that while you may seek loans from Mr. Lam, you do not currently have any arrangements or understandings in place pursuant to which Mr. Lam has committed to provide you with such loans.

Management's Discussion and Analysis of Financial Condition, page 26

Plan of Operation, page 26

Phase II: Outsource jewelry design projects, page 27

4. As previously requested in comment seven in our letter dated April 28, 2011, please revise your disclosure to state whether or not you have contracts in place with the third party "skilled artisans and goldsmiths" to which you refer. In addition, please disclose whether you have a contract in place with AJC Designing Inc. If any such contracts exist, please file the contracts as exhibits, or advise us as to why you are not required to do so.

5. We note your statement that the "estimated time to completed our first 24K gold crown will be within 90 days." If you mean that the estimated time to complete one prototype crown *design* will be 90 days, please revise your disclosure to make that clear.

Liquidity and Capital Resources, page 27

6. We note your response to comment ten in our letter dated April 28, 2011, however your disclosure remains inconsistent. You state in this section that "[a]s of the date of this registration statement, we have yet to generate any revenues from our business operation." However, you also say elsewhere in the filing that you "have generated $6,000 in revenues." Please revise your disclosure so that it is consistent.

Employee Stock Option Plans, page 30

7. As previously requested in comment 11 in our letter dated April 28, 2011, please also disclose in the filing whether you have adopted any stock option, retirement, pension or profit sharing plans since December 31, 2010. You may, for example, update the reference to "December 31, 2010" under this heading to "the date of the prospectus," if applicable and accurate.

Financial Statements

8. Please update the financial statements included in the filing in accordance with Rule 8-08 of Regulation S-X and provide an updated consent from your auditors.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director